UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

OceanPal Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y6430L202
(CUSIP Number)

Kleanthis Costa Spathias

c/o Levante Services Limited

Leoforos Evagorou 31, 2nd Floor, Office 21

1066 Nicosia, Cyprus

+30 210 8090429

with a copy to:

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,050,505*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,050,505*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,505*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,451,977 Common Shares stated by the Issuer as being outstanding as at April 10, 2024 in its Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2024 (the “2023 20-F”).

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,050,505*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,050,505*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,505*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,451,977 Common Shares stated by the Issuer as being outstanding as at April 10, 2024 in its 2023 20-F.

CUSIP No. Y6430L202	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,050,505*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,050,505*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,505*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou.

** Based on the 7,451,977 Common Shares stated by the Issuer as being outstanding as at April 10, 2024 in its 2023 20-F.

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on September 28, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on October 4, 2023, Amendment No. 2 to Schedule 13D on October 6, 2023, Amendment No. 3 to Schedule 13D on October 18, 2023, Amendment No. 4 on November 6, 2023, Amendment No. 5 on December 5, 2023, Amendment No. 6 on December 15, 2023, Amendment No. 7 on January 5, 2024, Amendment No. 8 on January 23, 2024, Amendment No. 9 on February 26, 2024, Amendment No. 10 on March 15, 2024 and Amendment No. 11 on April 26, 2024 (the “Initial 13D”, and the Initial 13D as further amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of OceanPal Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraphs to the end thereof:

“As of May 17, 2024, Sphinx (i) no longer intends to nominate any candidates for election to the Board, or to make any other proposals, at the 2024 Annual Meeting, (ii) is hereby withdrawing its prior Notice (including all supplements thereto) delivered to the Issuer in respect of the 2024 Annual Meeting, as well as the nominations and proposals made therein and (iii) no longer intends to solicit any proxies in respect of the 2024 Annual Meeting or vote any third party’s proxies at the 2024 Annual Meeting.

The response to Item 6 of Amendment No. 12 to the Initial 13D is incorporated herein by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“On May 17, 2024, Sphinx entered into a Support Agreement with the Issuer in respect of its interest in the Common Shares of the Issuer, as further described in the press release attached hereto as Exhibit 99.3, which is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons.*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Press Release, dated May 17, 2024

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2024	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: May 17, 2024	MARYPORT NAVIGATION CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: May 17, 2024	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou